3/11/03

SECU[...] OMMISSION

03011690

CM

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 51573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Everest 1, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Whitehall Street, 6th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Itin (212) 425-2670
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates, PC
(Name — *if individual, state last, first, middle name*)

5 Hillside Avenue	Tenafly	NJ	07670
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KY

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Everest 1, Inc., as of February 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

EVALD OLSON
Notary Public, State of New York
No. 01OL5086414
Qualified in Kings County
Commission Expires Oct. 14, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVEREST 1, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Commissions	$ 1,860,084
General & administrative expenses	1,824,852
Operating income	35,232
Other income (expense):	
Interest income	197
Other income	15,020
Interest expense	(2,272)
Realized loss on sale of security	(9,440)
	3,505
Net income before income taxes	38,737
Provision for income taxes (Note 5)	7,250
Net income	$ 31,487

See Notes to Financial Statements.

EVEREST 1, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance - beginning	$109,270	$ 28,000	($30,516)	($36,400)	$ 70,354
Net income			31,487		31,487
Unrealized loss on securities				13,300	13,300
Balance - ending	$109,270	$ 28,000	$ 971	($23,100)	$115,141

See Notes to Financial Statements.

EVERREST 1, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

EVEREST 1, INC.

DECEMBER 31, 2002

CONTENTS

	PAGE
Accountants' audit report	1
Financial statements:	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6-8
Financial statement schedules:	
Accountants' audit report	9
Schedule I, computation of net capital under rule 15c3-1 of the Securities and Exchange Commission	10

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT

Shareholders of
Everest 1, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Everest 1, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everest 1, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.

Banker Associates, P.C.

February 25, 2003

EVEREST 1, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 84,825
Receivable from broker	106,570
Marketable security (Note 2)	10,000
Prepaid expenses	9,436
Furniture, fixtures & equipment, less accumulated depreciation of $25,985	37,755
Other assets	6,783
	$255,369

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 11,184
Payroll taxes payable	11,223
Accrued expenses	114,396
Income taxes payable	3,425
Total liabilities	140,228
Commitments (Note 4)	
Stockholders' equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	109,270
Additional paid-in-capital	28,000
Retained earnings	971
Accumulated other comprehensive loss:	
Unrealized loss on available for sale securities	(23,100)
Total stockholders' equity	115,141
	$255,369

See Notes to Financial Statements.

EVEREST 1, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operations:	
Net income	$ 31,487
Add adjustment to reconcile net income to net cash provided by operations:	
Depreciation	11,582
Unrealized loss on securities	3,300
Realized loss on securities	9,440
Decreases (increase) in assets and increases in liabilities:	
Receivable from broker	15,557
Prepaid expenses	(9,436)
Other assets	3,451
Accounts payable	4,132
Payroll taxes payable	1,026
Accrued expenses	41,218
Income taxes payable	3,425
Net cash provided by operations	115,182
Cash flows from investing activities:	
Purchase of furniture, fixtures & equipment	(24,380)
Purchase of securities	(129,268)
Proceeds from sales of securities	119,828
Net cash used in investing activities	(33,820)
Increase in cash	81,362
Cash - beginning	3,463
Cash - end	$ 84,825
Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ 2,272
Income taxes	$ 489

See Notes to Financial Statements.

EVEREST 1, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures & Equipment

Furniture, fixtures & equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

EVEREST 1, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 2 Summary of Significant Accounting Policies-Continued

Investments

The Company accounts for its investments as "available-for-sale" in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The investments are reported at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity.

Note 3 Note-Payable Bank

At December 31, 2002, the Company had lines of credit as follows:

Amount	Interest rate	Expiration date
$10,000	Bank's prime rate plus 6%	September 2003
$25,000	Bank's prime rate plus 6%	January 2005
$65,000	Bank's prime rate plus 1%	December 2005

The combined balance available under the lines of credit as of December 31, 2002 was $100,000.

Note 4 Commitments

Leases

The Company leases its operating facilities under an operating lease, expiring June 30, 2007, renewable for an additional five year period. Monthly payments after June 2003 may increase, based upon the consumer price index. Rent paid for the year ended December 31, 2002 was $44,045. The future minimum lease payments at December 31, 2002 are as follows:

2003	$ 44,450
2004	44,450
2005	44,450
2006	44,450
2007	22,225
	$ 200,025

EVEREST 1, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

Note 5 Income Taxes

The Company has approximately $36,000 in New York Liberty Zone business employee credits available to offset future Federal taxes. The credits expire December 2022.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company had net capital of $59,667, which was $50,319 in excess of its required net capital of $9,348. The Company's aggregate indebtedness to net capital as defined was 235%.

Note 7 Subsequent Events

On February 19, 2003, the Company was approved for a $100,000 line of credit which may be used specifically for equipment leasing transactions through August 18, 2003.

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholders of
Everest 1, Inc.
New York, New York

We have audited the accompanying financial statements of Everest 1, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 25, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates, P.C.

February 25, 2003

EVEREST 1, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net capital		
Total stockholders' equity total, capital and allowable subordinated borrowings		$115,141
Deductions:		
Non-allowable assets:		
Furniture, fixtures & equipment, net	$37,755	
Other assets	16,219	
Total deductions		53,974
Net capital before haircuts on securities		61,167
Haircuts on securities		1,500
Net capital		$ 59,667
Aggregate indebtedness:		
Total liabilities		$140,228
Computation of basic net capital requirement		
Minimum net capital required		$ 9,348
Excess net capital		$ 50,319
Excess net capital at 1,000% (excess net capital less 10% of aggregate indebtedness)		$ 36,296
Percentage of aggregate indebtedness to net capital		235%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Excess net capital at 1,000%, as reported in Company's Part IIA FOCUS report		$ 45,644
Less: Minimum net capital required		(9,348)
Excess net capital at 1,000% per above		$ 36,296